SEWARD & KISSEL LLP

ONE BATTERY PARK PLAZA
NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200	901 K STREET, NW
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WWW.SEWKIS.COM	TELEPHONE: (202) 737-8833
FACSIMILE: (202) 737-5184

April 16, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Attn: Susan Block

Re:	Nordic American Offshore Ltd.

Registration Statement on Form F-1

Filed on March 17, 2014

File No. 333-194612

Dear Ms. Block:

Reference is made to the draft confidential registration statement on Form F-1 of Nordic American Offshore Ltd. (the “Company”) in connection with the registration of the Company’s common stock, par value $0.01 per share (the “Original Draft Registration Statement”), under the Securities Act of 1933, as amended (the “Securities Act”), that was confidentially submitted to the U.S. Securities and Exchange Commission (the “Commission”) for review on February 3, 2014. By letter dated February 28, 2014 (the “First Comment Letter”) the staff (the “Staff”) of the Commission provided the Company with its comments to the Original Draft Registration Statement. The first amended registration statement on Form F-1 (the “First Amended Registration Statement”), which responded to the Staff’s comments contained in the First Comment Letter, was filed with the Commission on March 17, 2014.

This letter sets forth the response of the Company to the comment letter dated April 1, 2014 (the “Second Comment Letter”) of the Staff of the Commission with respect to the Company’s First Amended Registration Statement. The Company has today filed via EDGAR its amended registration statement on Form F-1 (the “Second Amended Registration Statement”), which responds to the Staff’s comments contained in the Second Comment Letter. The Second Amended Registration Statement also includes certain updates related to the passage of time.

Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the Second Amended Registration Statement. The following numbered paragraphs correspond to the numbered paragraphs in the Second Comment Letter. For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. We will also supplementally provide the Staff with a redline of the Second Amended Registration Statement showing changes made from the First Amended Registration Statement. Page numbers referenced are to the Second Amended Registration Statement.

Prospectus Summary, page 1

Our Business, page 1

1.	Please file the two memoranda of agreement entered into in February 2014 with respect to your two Newbuilding PSVs as exhibits to your amended registration statement.

In response to the Staff’s comment, the Company has filed the two memoranda of agreement as exhibits to the Second Amended Registration Statement.

Our Relationships, page 2

2.	We note your revised disclosure in response to prior comment 20. It appears that because of common ownership, management, and contractual arrangements among NAT, Scandic, and you, and the “success fee” payable by you to NAT, that there are risks of conflicts of interest. Please balance this section by discussing in detail the potential conflicts of interest because of your relationship with NAT and restore risk factor disclosure describing the attendant risks or advise.

In response to the Staff’s comment, the Company has expanded the disclosure of the relationships between it and NAT in the section of the Second Amended Registration Statement entitled “Prospectus Summary—Our Relationship with Nordic American Tankers Limited” and has added a risk factor on page 25 entitled “NAT’s interests could diverge from ours, which could affect our performance.”

Management of Our Business, page 4

3.	We note your disclosure in the first paragraph that Scandic provides commercial management services until you hire a new chief executive officer and chartering manager. Please disclose whether there is a termination fee payable to Scandic upon termination of the current management agreement, please disclose here. We note your disclosure on page 44. Also, please file the commercial management agreement as an exhibit to your amended registration statement.

As discussed on page 6 in the Second Amended Registration Statement, the Company has named Tor-Øyvind Bjørkli as its Chief Executive Officer, effective April 1, 2014, and Scandic still provides the Company with commercial management services until the appointment of a chartering manager.

The Company advises the Staff that the management agreement with Scandic includes the interim commercial management services provided. Accordingly, there will be no termination of the current management agreement when the commercial management function is transferred to the Company. The management agreement does not include any termination fee payable to Scandic. In response to the Staff’s comment, the Company will file the management agreement with Scandic, as an exhibit in a future pre-effective amendment to the Registration Statement on Form F-1.

The Offering, page 9

4.	Please disclose the “success fee” payable by you to NAT in this section and briefly describe the circumstances that would trigger payment. We note in this regard your disclosure in the fourth paragraph on page 67.

In response to the Staff’s comment, the Company has disclosed the success fee payable to NAT and the circumstances that trigger the payment in the “Prospectus Summary — The Offering” section of the Second Amended Registration Statement under “Use of proceeds” on page 9.

Risk Factors, page 13

We rely on the oil and gas industry, page 13

5.	We note your response to prior comment 19 and revised disclosure on page 46. Given your current operations are concentrated in the North Sea, please specifically address risks and trends in the demand cycle of the North Sea offshore oil and gas industry.

In response to the Staff’s comment, the Company has added disclosure on page 13 specifically addressing risks and trends in the demand cycle of the North Sea offshore oil and gas industry under the risk factor entitled “We rely on the oil and gas industry, and volatile oil and natural gas activity impacts demand for our services.”

Share Price Information, page 31

6.	We note that, although you said you were providing the average daily trading volume for your common shares as reported on the Norwegian OTC List for the periods set forth in the tables on page 31, you did not do so. Please provide this information in your next amendment.

In response to the Staff’s comment, the Company has now included average daily trading volume for the common shares as reported on the Norwegian OTC List in the Second Amended Registration Statement. The trading volumes were inadvertently left out.

Management’s Discussion and Analysis of Financial Condition, page 37

Critical Accounting Policies, page 39

Impairment of Long-Lived Assets, page 41

7.	We note your response to prior comment 26 and the disclosure that has been added to MD&A indicating that market values for each of your vessels was greater than carrying value as of December 31, 2013. In your Critical Accounting Policies we also note that the assumptions used to develop estimated market values are based on future undiscounted cash flows which are based on historical trends and future expectations.

Considering that your vessels have been operating for a very short period of time and several of your charters are set to expire within the next year or two, please expand your disclosure to describe and quantify key assumptions used in your estimates such as how you determined time charter equivalent rates used in your impairment analysis for periods subsequent to when your charters expire, and your basis for these assumptions.

As of December 31, 2013, the Company’s operating results and cash flow from operations were negative, which are regarded indicators of impairment.

Since the Company has a short operational history, it looked to macroeconomic factors in its impairment review. Since the acquisition of the vessels, charter rates have shown a slight increase, the purchase price for newbuildings are slightly up and the Company does not believe there are any other factors which have impacted the economic environment to which the Company is exposed. The Company concluded from this that the negative operating result was not, in fact, an indicator of impairment of the carrying value of the vessels, but rather was a reflection of expenses incurred in the establishment and organization of the Company.

The Company is currently developing its undiscounted cash flow model, for which the major components have been described. The Company will prospectively expand on the detail of disclosure, including to describe and quantify key assumptions used in its estimates and to describe the uncertainty in the assumptions used in its undiscounted cash flow model.

In response to the Staff’s comment, the Company has now updated the “Impairment of Long Lived Assets” section as follows (updates in italics):

“Impairment of Long-Lived Assets:

The Company reviews for impairment long-lived assets held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. In this respect, the Company reviews its assets for impairment on an asset by asset basis. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for impairment loss. The impairment loss is determined by the difference between the carrying amount of the asset and fair value (calculated based on estimated discounted operating cashflow). In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about the vessels’ future performance, with the significant assumptions being related to charter rates, fleet utilization, operating expenses, capital expenditures, residual value and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations. The estimated net operating cash flows are determined by considering an estimated daily charter rate for the remaining operating days. The Company estimates the daily charter rate for the remaining operating days based on the historical average for similar vessels and utilizing available market data for current charter rates over the remaining estimated life of the vessel, assumed to be 25 years from the delivery of the vessel from the shipyard, net of brokerage commissions, expected outflows for vessels’ maintenance and vessel operating expenses (including planned drydocking expenditures). The residual value used in the impairment test is estimated to be $1.5 million per vessel. If the Company’s estimate of undiscounted future cash flows for any vessel is lower than the vessel’s carrying value, the carrying value is written down, by recording a charge to operations, to the vessel’s fair market value if the fair market value is lower than the vessel’s carrying value. Fair market value is calculated based on estimated discounted operating cashflow.

As of December 31, 2013, the Company has evaluated whether there are any circumstances indicating that the carrying amount of its assets may not be recoverable. The vessels are newly acquired, and the charter rates and newbuilding prices for PSVs have improved from the point of acquisition to the start of 2014. This has been demonstrated by improved rates for the Company’s vessels in the spot-market with renewed charters. As of December 31, 2013, we incurred losses, but still determined that the market value of each of our vessels was greater than its carrying value, based on the developments described in this paragraph and that our losses were a result of expenses related to the establishment of the Company at the end of 2013.

A summary of significant accounting policies can be found in the financial statements and related notes, which form a part of this prospectus.”

Industry and Market Data, page 45

8.	We note you have removed the consent of Pareto Securities and references to that firm from this discussion. To the extent you anticipate expertizing any part of this disclosure in a subsequent amendment, please note that we may have further comment upon review of your revised disclosure.

The Company has included information provided by Fearnley Offshore Supply AS in the “Industry and Market Conditions” section. The Company confirms that it understands that the addition of an expertized section may result in further comments from the Staff.

9.	We note your response to prior comment 31 and revised disclosure in this section. It appears, however, that the disclosure in this section emphasizes positive market trends in the last year but does not address longer term trends or that PSV utilization rates and other market indicators remain below their respective 2007 peaks. Please balance this section accordingly.

In response to the Staff’s comment, the Company has balanced this last paragraph of the “Industry and Market Conditions” section on page 47 to include an analysis of the 2014 market compared to trends going back to the peak in 2007.

10.	Please disclose the source of the statements and industry data in this section. To the extent the statements and data are based on your belief, please tell us.

In response to the Staff’s comment, the Company has disclosed the source for the “Industry and Market Conditions” section.

Security Ownership of Beneficial Owners and Management, page 68

11.	Please list your officers and directors in the beneficial ownership table rather than in a footnote. Refer to Item 6.E.1 to Form 20-F.

In response to the Staff’s comment, the Company has listed officers and directors in the beneficial ownership table on page 69.

Exhibit Index

12.	For Exhibit 10.1, please include the bank name that the credit facility is with in the exhibit index.

In response to the Staff’s comment, the Company has included DNB Bank ASA and Skandinaviska Enskilda Banken AB (publ) in Exhibit 10.1 of the exhibit index.

Nordic American Offshore Ltd. Financial Statements

Note 1. Nature of Business, page F-7

13.	We note from the disclosure included in Note 1 that at the time you agreed to purchase six PSVs from Blue Ship Invest AS, three of the six vessels were on time charter contracts and the Company entered into separate agreements with the charterers of the vessels. We also note from your balance sheet and from the disclosures in your financial statements, that none of the purchase price for these vessels has been allocated to these charter agreements. Please tell us and explain in the notes to your financial statements why none of the purchase price for the vessels acquired with charters has been allocated to these contracts.

Consistent with shipping industry practice, the purchase of a vessel itself does not transfer any attached charter, as the charter is a separate service agreement between the vessel owner and the charterer. The buyer negotiates the charter party with the charterers directly.

When the Company entered into separate service agreements with the charterers, the terms of the agreements reflected market levels at that time and were based on market terms. Accordingly, the Company has not been able to identify any favorable or unfavorable conditions in the charters that could potentially influence the allocation of the purchase price of the vessels.

In response to the Staff’s comment, the Company has now updated Note 1 with the following additional information (in italics):

“On November 18, 2013 the Company agreed to purchase six PSVs from Blue Ship Invest AS, a subsidiary of the Ulstein Group, for a contracted purchase price of NOK 272.5 million per vessel (in total approximately $267.3 million). At the time of agreement three of the six vessels were on charter contracts and the Company entered into separate agreements directly with the charterers, as the purchase of the vessels does not transfer the charter. Correspondingly the Company also entered into separate agreements directly with the technical managers, as the purchase of the vessels does not transfer the technical management contracts without the consents of the technical manager and the charterer. The terms of the charter agreements were in line with the market at the time we took delivery of the vessels. Accordingly the Company has not allocated any of the purchase price for the vessels to the charters.”

14.	In a related matter, please tell us what if any differences in accounting would have resulted in the Company’s purchase price allocation and related accounting treatment for these vessels had the Company accounted for their acquisition of the vessels as the acquisition of a business rather than the acquisition of an asset. In this regard, please confirm that the $50,000 of acquisition related costs that were capitalized as part of the vessel acquisitions are the only acquisition related costs which would have been expensed in the Company’s financial statements had the vessel acquisitions been accounted for as the acquisition of a business.

The Company confirms that $50,000 per vessel of acquisition related costs which were capitalized are the only acquisition related costs which would have been expensed had vessel acquisition been accounted for as the acquisition of a business.

Accordingly, each vessel would have had the same purchase price (less $50,000), had the acquisition been considered an acquisition of a business. There are no other differences in accounting other than the acquisition related costs.

Note 2. Summary of Significant Accounting Policies, page F-8

Drydocking, page F-9

15.	We note your response to prior comment 42. Please expand your disclosure to provide detail regarding the specific types of costs capitalized as drydocking costs. We believe drydocking costs eligible for capitalization should include only those direct costs that you incur solely as a result of the regulatory requirement that a vessel be drydocked and inspected, as opposed to costs that you elect to incur at the time of the drydocking out of convenience to your business operations or for routine maintenance of your vessels. Please revise accordingly.

The regulatory requirements relates to the frequency of drydocking, which is every 5 years until 15 years of age, and every 2.5 years from 15 years of age. As stated in Note 1 and Note 8 to our financial statements, the Company’s fleet was built in 2012 and 2013, and consequently the Company’s first drydock is expected to occur in 2017.

During a drydocking the vessel is inspected to verify compliance with requirements to retain their class certificates. Any findings during these inspections are corrected while the vessel is in drydock. The Company has estimated the cost related to the docking itself, the inspection performed and a normal level of corrective actions to be $200,000, as disclosed in Note 2 to its financial statements. Other costs expected to be incurred at the time of drydocking out of convenience or due to routine maintenance are not included in the estimate.

In response to the Staff’s comment, the Company has now updated the disclosure in Note 2 with the following:

“Drydocking: The Company’s vessels are required to be drydocked approximately every 60 months. The Company will capitalize a substantial portion of the costs incurred during drydocking, but only costs incurred directly as a result of the regulatory requirement to drydock, inspect and correct inspection findings. The capitalized costs will be amortized on a straight line basis from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking. For the vessels acquired an estimated drydock cost of $200,000 has been allocated from the purchase price, and will be depreciated over five years.”

Note 6. Related Party Transactions, page F-12

16.	We note the disclosure indicating that the Company has agreed to pay a success fee of $1.5 million to NAT contingent on stock listing of the Company at the New York Stock Exchange. Please tell us and explain in the notes to the financial statements how the Company plans to account for this success fee in its consolidated financial statements.

As the success fee is contingent on the listing of the Company at the New York Stock Exchange, under the guidance in ASC 450-20-25, the Company has deferred recognition of the fee due to the inherent uncertainties in a listing process. The existence of the contingency, the amount involved and all contingent factors (i.e., the successful listing is the only contingent factor) have all been disclosed in Note 6 to the financial statements.

Upon the successful listing, the Company will recognize the liability and charge net income of $1.5 million, as a General and Administrative expense.

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223 or Evan Preponis at (212) 574-1438.

Very truly yours,

SEWARD & KISSEL LLP

By:	/s/ Gary J. Wolfe
Gary J. Wolfe